UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OPEN LENDING CORPORATION

(Name of Subject Company)

OPEN LENDING CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68373J104

(CUSIP Number of Class of Securities)

Ben Massey

General Counsel and Corporate Secretary

1501 S. MoPac Expressway, Suite 450

Austin, Texas 78746

(512) 892-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

Copy to:

Randi C. Lesnick

Braden McCurrach

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2026 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by Open Lending Corporation, a Delaware corporation (“Open Lending” or the “Company”). The Schedule 14D-9 relates to the tender offer by Lakers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on June 29, 2026 pursuant to which Purchaser has offered to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $3.15 per Share, net to the holder thereof, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2026, and in the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following as a new paragraph to the end of the subsection titled “Regulatory Approvals—Hart-Scott-Rodino”:

“On July 23, 2026 at 11:59 p.m. Eastern Time, the waiting period under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to the other closing conditions disclosed herein.”

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following as a new paragraph to the end of the subsection titled “Regulatory Approvals—Texas Department of Insurance”:

“Following commencement of the Offer, the Company submitted to the TDI the required filings with respect to the Merger and received notice from the TDI of its non-disapproval of the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPEN LENDING CORPORATION

By:	/s/ Jessica Buss
Name:	Jessica Buss
Title:	Chief Executive Officer

Date: July 24, 2026

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